Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

         PRESS RELEASE

JUST ENERGY GROUP INC.
ANNOUNCES ELECTION OF DIRECTORS

TORONTO, ONTARIO - - June 26, 2015 - -

Just Energy Group Inc. (TSX:JE; NYSE:JE), is pleased to announce that at its annual and special meeting of shareholders held yesterday, each of the eleven nominees listed in its management information circular dated May 25, 2014 were elected as directors of Just Energy to serve until the next annual meeting of shareholders of Just Energy or until their successors are elected or appointed. The results of the shares voted in respect of the election of each director are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
John A. Brussa	68,959,842	89.45	8,131,475	10.55
Ryan Barrington-Foote	76,260,688	98.92	830,628	1.08
R. Scott Gahn	73,040,951	94.75	4,050,366	5.25
H. Clark Hollands	76,374,201	99.07	717,116	0.93
James Lewis	76,266,399	98.93	824,917	1.07
Rebecca MacDonald	75,075,656	97.39	2,015,661	2.61
Deborah Merril	76,213,579	98.86	877,738	1.14
Brett A. Perlman	75,986,161	98.57	1,105,156	1.43
George Sladoje	76,127,198	98.75	964,119	1.25
David Wagstaff	76,481,869	99.21	609,448	0.79
William F. Weld	76,270,027	98.93	821,290	1.07

In addition, all other resolutions tabled at the meeting were approved by Just Energy’s shareholders, including the appointment of Ernst & Young LLP as auditors. Detailed voting results for all resolutions will be posted under Just Energy’s SEDAR profile at www.sedar.com and on the U.S. Securities Exchange Commission’s website at www.sec.gov

About Just Energy Group Inc.

Established in 1997, Just Energy (NYSE:JE, TSX: JE) is an energy management solutions provider specializing in electricity, natural gas, solar and green energy. With offices located across the United States, Canada, and the United Kingdom, Just Energy serves close to two million residential and commercial customers. The company offers a wide range of energy products and home energy management services including long-term fixed-price, variable price, and flat bill programs, smart thermostats, and residential solar panel installations. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Tara Energy and TerraPass. Visit justenergygroup.com to learn more.

FORWARD-LOOKING STATEMENTS
Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

Michael Cummings
Investor Relations
Alpha IR
617-982-0475
michael.cummings@alpha-ir.com